[JACKSON NATIONAL LIFE INSURANCE COMPANY LETTERHEAD]


December 15, 2006

EDGAR AND FACSIMILE: (202) 772-9285

U.S. Securities and Exchange Commission
Office of Insurance Products
Division of Investment Management
Attn: Ellen J. Sazzman, Senior Counsel

Re:      Registration Statements on Form N-4

         Jackson National Separate Account - I
         File No. 333-136472

         and

         JNLNY Separate Account I
         File No. 333-137485

Dear Commissioners:

I am writing on behalf of the principal underwriter of the securities the above referenced registration statements concern, for which we desire the same effective date of December 19, 2006 and request acceleration in accordance with rule 461. We are aware of our obligations under the Securities Act of 1933.

Please call Tony Dowling ((517) 367-3835) if you have any questions.

Respectfully,

JACKSON NATIONAL LIFE DISTRIBUTORS LLC

THOMAS J. MEYER

Thomas J. Meyer
Secretary